EXHIBIT 10.44

SUMMARY OF COMPENSATION ARRANGEMENTS

WITH NON-EMPLOYEE DIRECTORS

(As of February 21, 2008)

The following summarizes, as of February 21, 2008, the current cash compensation and benefits received by the Company’s non-employee Directors of the Board of Directors of CryoLife. It is intended to be a summary of existing arrangements, and in no way is intended to provide any additional rights to any non-employee Director.

Annual Retainer and Committee Chair Fees

Each of the non-employee Directors receives an annual cash retainer of $40,000. The Audit Committee Chairman receives an additional $10,000 chairman’s fee, the Compensation Committee Chairman receives an additional $7,500 chairman’s fee, and the Chairmen of the Nominating and Corporate Governance Committee and Regulatory Affairs and Quality Assurance Policy each receive an additional $5,000 chairman’s fee. CryoLife pays all of these fees in cash, on a monthly basis. The Presiding Director also receives an additional $25,000 retainer, with $10,000 paid in cash on a monthly basis and $15,000 paid in restricted stock that vests 12 months after the date of issuance.

Restricted Stock Grants

In May 2007, the Compensation Committee determined that the annual equity portion of non-employee Director compensation would be paid in the form of an annual grant of 6,250 shares of restricted stock. These shares are to be issued each year following the annual meeting of stockholders and vest on the first anniversary of issuance. The size and terms of the grant are subject to annual reevaluation by the Compensation Committee. If a Director ceases to serve as a Director for any reason, he will forfeit any unvested portion of the award.